Cboe Global Markets, Inc. (CBOE)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Cboe Shareholder since 2020

Important to Vote for Proposal 5 and Against Proposal 4

Both Are Advisory Proposals on the Special Shareholder Meeting Topic

The vague management Proposal 4 has the potential to be a bait and switch proposal. The vague Proposal 4 fails to include any specific conditions or restrictions that are always added when a company adopts a shareholder right to call a special shareholder meeting. (Except that shares must be held through the date of the annual meeting.)

Thus after the Cboe annual meeting Cboe management can potentially claim victory for its Proposal 4 and then add restrictions regarding which shares can be excluded from participating in the 25% stock ownership threshold required to call for a special shareholder meeting. One restriction fad is to exclude all shares held for less than one continuous year from participating in calling for a special shareholder meeting.

Thus a group of shareholders who attempt to show 25% stock ownership of aged shares could determine that they own 40% of all Cboe shares when length of stock ownership is factored out.

Thus the nominal 25% stock ownership requirement translates into a potential 40% stock ownership requirement which may make it impossible for shareholders to call for a special shareholder meeting under any circumstance.

The reason to vote for Proposal 5 is that it does not call for the exclusion of all shares owned for less than one continuous year.

Important to Vote for Proposal 5 and Against Proposal 4

Both Are Advisory Proposals on the Special Shareholder Meeting Topic

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.